UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response........2.50

FORM 12b-25	SEC FILE NUMBER
000-25283
NOTIFICATION OF LATE FILING
CUSIP NUMBER
218868107

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☑	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: December 31, 2014

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CORINTHIAN COLLEGES, INC.

(Full Name of Registrant)

Former Name if Applicable

6 Hutton Centre Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Santa Ana, CA 92707

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2014, Corinthian Colleges, Inc. (the “Company”) entered into an Operating Agreement (the “Operating Agreement”) with the U.S. Department of Education (“ED”) which became effective on July 8, 2014, and which, among other things, required the Company to produce certain documents within certain time periods, teach out and close 12 of its schools, and pursue selling the remainder of its Title IV-eligible schools. The efforts required to comply with the terms of the Operating Agreement have put significant constraints on the Company’s resources, preventing it from obtaining and compiling the information required to complete and file its Annual Report on Form 10-K for the fiscal year ended June 30, 2014, or its Quarterly Reports on Form 10-Q for the three month period ended September 30, 2014 and the three and six months ended December 31, 2014. In addition, uncertainty regarding the Company’s future has caused significant turnover of employees, including those in the accounting, finance and internal audit functions. The Company could not eliminate the delay caused by these constraints and the loss of these personnel without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Owen	(714)	427-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [   ] Yes [X] No

Form 10-K for fiscal year ended June 30, 2014

Form 10-Q for three months ended September 30, 2014

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the first nine months of the fiscal year ended June 30, 2014 (the latest period for which the Company filed periodic reports) the Company’s revenue declined by approximately 10 percent, and income (loss) from continuing operations before provision for income taxes declined by 151%. The decline in revenue during the first nine months was due to an approximately 11.3% decrease in average student population, partially offset by an approximate 1.4% increase in average revenue per student during the period. The decline in average student population was largely due to a decline in exclusively online population and a reduction in ATB students. At March 31, 2014, student population was 74,498 compared with 86,297 at March 31, 2013, a decrease of 13.7%. The Company has previously reported that revenue and operating income for continuing operations for the full year ended June 30, 2014 would reflect similar or worse deterioration on a year over year basis.

Likewise, the deterioration the Company experienced in revenue and operating income during the fiscal year ended June 30, 2014 continued in the first and second quarters of fiscal 2015. This deterioration was further exacerbated during the first and second quarters of fiscal 2015 after the Company entered into the Operating Agreement with ED in which it agreed to teach-out or attempt to sell its U.S. campuses. The Company’s cash resources were significantly constrained during this period, causing the Company to materially reduce its marketing and advertising expenditures. Accordingly, the Company expects revenue and operating income for continuing operations for the quarters ended September 30, 2014 and December 31, 2014 to reflect substantial deterioration on a year-over-year basis compared to the quarters ended September 30, 2013 and December 31, 2013.

Further, the Company has incurred significant charges related to the sale of certain student notes receivable completed on August 20, 2014, as previously disclosed in its Report on Form 8-K filed with the SEC on August 25, 2014. The Company also incurred significant charges related to the impairment of long-lived assets resulting from the sale of more than 50 of its schools, as previously disclosed in its Report on Form 8-K filed with the SEC on February 3, 2015. While the sale of a significant number of schools has been completed, resulting in an estimated impairment charge for those schools of approximately $90 million to $95 million, other schools have not yet been sold. Since not all school sales have been completed, and the outcome of such sales is uncertain, the Company is unable to quantify the amount of any future possible impairment charges related to the sales at this time.

Liquidity Update

The Company has implemented substantial cost reductions and will need to continue to do so. The Company also continues to comply with its obligations under the Operating Agreement to attempt to sell its remaining U.S. campuses. Although the Company has been able to complete some asset sales, including the recently completed sale of more than 50 of the Company’s Everest and WyoTech campuses, as well as Everest online programs, there can be no assurance that the Company will be able to sell all or any substantial portion of its remaining U.S. campuses. The Company continues to need additional liquidity to fund its operations, and there can be no assurance that the Company will be able to obtain any such additional needed liquidity on a timely basis, on terms acceptable to it, or at all. Any future withholding of Title IV funds by ED, or further restrictions on funding or operations by accrediting agencies, state agencies, or other funding sources would exacerbate current liquidity constraints. Additionally, the Company’s credit facility matures on March 31, 2015, and there can be no assurance that the lenders in the facility will agree to extend the maturity or forbear from exercising other remedies that might be available to them under the credit facility.

CORINTHIAN COLLEGES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2015	By:	/s/ Robert C. Owen
Robert C. Owen, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).